Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

July 3, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
							FOR	AGAINST	ABSTAIN
1.	TO ELECT each of the nine director nominees named below to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.
 2. TO APPOINT Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.
							☐	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	Amir Elstein Russell Ellwanger Kalman Kaufman Dana Gross Ilan Flato Yoav Chelouche Iris Avner Michal Vakrat Wolkin Avi Hasson	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐		3. TO APPROVE the Compensation Policy, in the form attached as Exhibit A to the Proxy Statement, as described in Proposal 3 of the Proxy Statement..	☐	☐	☐
							Yes	No
						Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3?	☐	☐
							FOR	AGAINST	ABSTAIN
						4. TO APPROVE the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.	☐	☐	☐
							Yes	No
						Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4?	☐	☐
							FOR	AGAINST	ABSTAIN
						5. TO APPROVE the award of equity-based compensation to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.	☐	☐	☐
							Yes	No
						Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5?	☐	☐
							FOR	AGAINST	ABSTAIN

 6. TO APPROVE the equity grant to each member of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement, subject to his or her respective election as a director under Proposal 1.

							☐	☐	☐
							FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
 7. TO APPROVE the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2023, and for the period commencing January 1, 2024, and until the next annual shareholders meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, as described in Proposal 7 of the Proxy Statement.
							☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. Annual General Meeting of Shareholders To be Held on Monday, July 3, 2023 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer and Nati Somekh, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Monday, July 3, 2023, at 3:00 p.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR all director nominees named in Proposal 1 and FOR each of the other proposals.

VOTES CAST ON PROPOSALS 3, 4 AND 5 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSALS.